Filed by TOYO Co., Ltd

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Blue World Acquisition Corporation

Commission File No.: 001-41256

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 15, 2024

BLUE WORLD ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41256	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

244 Fifth Avenue, Suite B-88
New York, NY 10001

(Address of principal executive offices)

(646) 998-9582

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one Class A Ordinary Share, $0.0001 par value, one-half of one redeemable Warrant, each whole warrant to acquire one Class A Ordinary Share, and one Right to acquire one-tenth of one Class A Ordinary Share	BWAQU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	BWAQ	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	BWAQW	The Nasdaq Stock Market LLC
Rights, each whole right to acquire one-tenth of one Class A Ordinary Share	BWAQR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

Additional Definitive Proxy Solicitation Materials

On April 15, 2024, Blue World Acquisition Corporation (“Blue World”), issued a press release announcing that it postponed the extraordinary general meeting of its shareholders (the “Extraordinary General Meeting”) pending the Post-Effective Amendment (as defined below) in connection with the proposed business combination (the “Business Combination”) between Blue World and Vietnam Sunergy Cell Company Limited, a Vietnamese company (“TOYO Solar”).

Prior to the Extraordinary General Meeting, TOYO Co., Ltd, a Cayman Islands exempted company and the parent of TOYO Solar (“PubCo”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) and make available to Blue World’s shareholders, a post-effective amendment to the Registration Statement on Form F-4 of PubCo, as amended (File No. 333-277779) (the “Registration Statement,” and such amendment, the “Post-Effective Amendment”), which includes the proxy statement, as amended (the “Proxy Statement,” and such amendment, the “Proxy Statement Amendment”). The Post-Effective Amendment will include financial statements of TOYO Solar as of and for the year ended December 31, 2023.

The Business Combination continues to progress and is expected to be completed after the Extraordinary General Meeting, subject to the satisfaction of all other closing conditions. Following the completion of the Business Combination, the combined company will operate as TOYO Co., Ltd and is expected to be listed on the Nasdaq Capital Market under the ticker “TOYO.”

In anticipation of filing of the Post-Effective Amendment with the SEC, Blue World has postponed the Extraordinary General Meeting originally scheduled to be held on April 23, 2024, at 9:00 a.m., Eastern Time and will discard the votes previously received accordingly. After the Post-Effective Amendment is declared effective by the SEC, Blue World will mail the Proxy Statement Amendment when available to its shareholders as of a record date established for voting on the proposed Business Combination and recollect the vote on the proposals as provided in the Proxy Statement Amendment. Blue World’s shareholders are advised to carefully read the Proxy Statement Amendment before making any voting or investment decision.

In connection with the postponement of the Extraordinary General Meeting, Blue World will return redemption requests previously received, if any, and postpone acceptance of redemption request until the mailing of the Proxy Statement Amendment. Blue World will instruct new deadline for delivery of redemption requests from Blue World’s public shareholders to its transfer agent as provided in the Proxy Statement Amendment. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, NY 10004-1561

E-mail: spacredemptions@continentalstock.com

Blue World’s shareholders who have questions regarding the postponement of the Extraordinary General Meeting or the impact on the votes casted, or would like to request documents may contact Blue World’s proxy solicitor, Advantage Proxy, Inc., at (877) 870-8565, or banks and brokers can call (206) 870-8565, or by email at ksmith@advantageproxy.com.

A copy of the press release is attached hereto as Exhibit 99.1. The information in Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K includes forward looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be accompanied by words that convey projected future events or outcomes, such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “target,” “aim,” “plan,” “project,” “forecast,” “should,” “would,” or variations of such words or by expressions of similar meaning. Such forward-looking statements, including statements regarding the advantages and expected growth of the combined company, the cash position of the combined company following the closing, the ability of TOYO Solar and Blue World to consummate the proposed Business Combination and the timing of such consummation, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in Blue World’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2023 (the “Form 10-K”), Blue World’s final prospectus dated January 31, 2023 filed with the SEC (the “Final Prospectus”) related to IPO, Blue World’s Proxy Statement dated March 28, 2024 filed with the SEC and the amendments thereto in connection with the Business Combination, and in other documents filed by Blue World with the SEC from time to time. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: TOYO Solar’s or the combined company’s limited operating history; the ability of TOYO Solar or the combined company to identify and integrate acquisitions; general economic and market conditions impacting demand for the products of TOYO Solar or the combined company; the inability to complete the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by Blue World shareholders; the ability to meet Nasdaq’s listing standards following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; and such other risks and uncertainties as are discussed in the Form 10-K, the Final Prospectus and Proxy Statement and the amendments thereto. Other factors include the possibility that the proposed Business Combination do not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions.

TOYO Solar, PubCo and Blue World each expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of TOYO Solar, PubCo or Blue World with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, PubCo filed with the SEC the Registration Statement on Form F-4, which includes the Proxy Statement containing information about the proposed Business Combination, and the Registration Statement was declared effective on March 26, 2024. PubCo intends to file with the SEC the Post-Effective Amendment, and Blue World will mail the Proxy Statement Amendment when available. The Proxy Statement Amendment will contain information about the proposed Business Combination and the respective businesses of TOYO Solar and Blue World, as well as the prospectus relating to the offer of the PubCo securities to be issued to in connection with the completion of the proposed Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND THE PARTIES TO THE TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. Shareholders of Blue World will also be able to obtain copies of the Proxy Statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

PubCo, TOYO Solar, Blue World and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from Blue World’s shareholders with respect to the proposed Business Combination. Information regarding Blue World’s directors and executive officers is available in Blue World’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the proxy solicitation relating to the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/prospectus when it becomes available.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release, dated April 15, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blue World Acquisition Corporation

	By:	/s/ Liang Shi
	Name:	Liang Shi
	Title:	Chief Executive Officer

Date: April 15, 2024

Exhibit 99.1

Blue World Acquisition Corporation Postponed the Extraordinary General Meeting

to Approve the Business Combination with TOYO Solar Pending

A Post-Effective Amendment to The Registration Statement

New York, April 15, 2024 (GLOBE NEWSWIRE) -- Blue World Acquisition Corporation (“Blue World”) (NASDAQ: BWAQ) today announced that it postponed the extraordinary general meeting (the “Extraordinary General Meeting”) pending the Post-Effective Amendment (as defined below) in connection with the proposed business combination (the “Business Combination”) between Blue World and Vietnam Sunergy Cell Company Limited, a Vietnamese company (“TOYO Solar”).

Prior to the Extraordinary General Meeting, TOYO Co., Ltd, a Cayman Islands exempted company and the parent of TOYO Solar (“PubCo”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) and make available to Blue World’s shareholders, a post-effective amendment to the Registration Statement on Form F-4 of PubCo, as amended (File No. 333-277779) (the “Registration Statement,” and such amendment, the “Post-Effective Amendment”), which includes the proxy statement, as amended (the “Proxy Statement,” and such amendment, the “Proxy Statement Amendment”). The Post-Effective Amendment will include financial statements of TOYO Solar as of and for the year ended December 31, 2023.

The Business Combination continues to progress and is expected to be completed after the Extraordinary General Meeting, subject to the satisfaction of all other closing conditions. Following the completion of the Business Combination, the combined company will operate as TOYO Co., Ltd and is expected to be listed on the Nasdaq Capital Market under the ticker “TOYO.”

Extraordinary General Meeting Originally Scheduled on April 23, 2024 Is Postponed

In anticipation of filing of the Post-Effective Amendment with the SEC, Blue World has postponed the Extraordinary General Meeting originally scheduled to be held on April 23, 2024, at 9:00 a.m., Eastern Time and will discard the votes previously received accordingly. After the Post-Effective Amendment is declared effective by the SEC, Blue World will mail the Proxy Statement Amendment when available to its shareholders as of a record date established for voting on the proposed Business Combination and recollect the vote on the proposals as provided in the Proxy Statement Amendment. Blue World’s shareholders are advised to carefully read the Proxy Statement Amendment before making any voting or investment decision.

In connection with the postponement of the Extraordinary General Meeting, Blue World will return redemption requests previously received, if any, and postpone acceptance of redemption request until the mailing of the Proxy Statement Amendment. Blue World will instruct new deadline for delivery of redemption requests from Blue World’s public shareholders to its transfer agent as provided in the Proxy Statement Amendment. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, NY 10004-1561

E-mail: spacredemptions@continentalstock.com

Blue World’s shareholders who have questions regarding the postponement of the Extraordinary General Meeting or the impact on the votes casted, or would like to request documents may contact Blue World’s proxy solicitor, Advantage Proxy, Inc., at (877) 870-8565, or banks and brokers can call (206) 870-8565, or by email at ksmith@advantageproxy.com.

About Blue World Acquisition Corporation

Blue World Acquisition Corporation is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

About TOYO Solar

TOYO Solar is an early-stage company incorporated in November 2022 to separate the solar cell and module production business from Vietnam Sunergy Joint Stock Company, a majority-owned subsidiary of Fuji Solar Co., Ltd, a Japanese company, whose major shareholder is Abalance Corporation, a Japanese company publicly traded on the Tokyo Stock Exchange. TOYO Solar is committed to becoming a reliable full service solar solutions provider in the United States and globally, integrating the upstream production of wafer and silicon, midstream production of solar cell, downstream production of photovoltaic (PV) modules, and potentially other stages of the solar power supply chain. TOYO Solar has completed the phase 1 construction of a cell plant in Phu Tho Province, Vietnam with a designed annual capacity of 3GW, which has commenced commercial production since October 2023. The phase 2 construction is expected to commence in the second half of 2024, the completion of which is expected to extend TOYO Solar’s annual solar cell production capacity to a total of 6GW. Notably, TOYO Solar’s affiliated company, Vietnam Sunergy Joint Stock Company, is a well-established PV module producer in the United States and Southeast Asia as evidenced by its inclusion in Bloomberg NEF’s Tier 1 Solar Market List since 2019.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Blue World, TOYO Solar and/or PubCo. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the consummation of the transactions under the business combination agreement, projections of market opportunity and market share, the capability of TOYO Solar’s business plans including its plans to expand, the sources and uses of cash from the proposed Business Combination, the anticipated enterprise value of the combined company following the consummation of the proposed Business Combination, any benefits of TOYO Solar’s partnerships, strategies or plans as they relate to the proposed Business Combination, anticipated benefits of the proposed Business Combination and expectations related to the terms and timing of the proposed Business Combination are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Blue World, TOYO Solar and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this press release, each of Blue World, TOYO Solar and PubCo cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. None of Blue World, TOYO Solar or PubCo can assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the transactions due to the failure to obtain approval from Blue World’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the transactions, the amount of redemption requests made by Blue World’s public shareholders, costs related to the transactions, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in Blue World’s Annual Report on Form 10-K filed with the SEC on September 28, 2023 (the “Form 10-K”), Blue World’s final prospectus dated January 31, 2023 filed with the SEC (the “Final Prospectus”) related to Blue World’s initial public offering, Blue World’s Proxy Statement dated March 28, 2024 filed with the SEC and the amendments thereto in connection with the proposed Business Combination and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks and uncertainties to be disclosed in the Proxy Statement Amendment, or that none of Blue World, TOYO Solar or PubCo presently know or that Blue World, TOYO Solar and PubCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Blue World, TOYO Solar, PubCo, their respective directors, officers or employees or any other person that Blue World, TOYO Solar and PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of Blue World, TOYO Solar and PubCo as of the date of this press release. Subsequent events and developments may cause those views to change. However, while Blue World, TOYO Solar and PubCo may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Blue World, TOYO Solar or PubCo as of any date subsequent to the date of this press release.

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No Offer or solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Blue World, TOYO Solar or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Additional Information Regarding the Transactions Filed With the SEC

In connection with the proposed Business Combination, PubCo filed with the SEC the Registration Statement on Form F-4, which includes the Proxy Statement containing information about the proposed Business Combination, and the Registration Statement was declared effective on March 26, 2024. PubCo intends to file with the SEC a Post-Effective Amendment, and Blue World will mail the Proxy Statement Amendment/Post-Effective Amendment when available. This press release does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Blue World’s shareholders and other interested persons are advised to read, when available, the Proxy Statement/prospectus and the amendments thereto and the Proxy Statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about TOYO Solar, PubCo, Blue World and the proposed Business Combination. When available, the Proxy Statement Amendment and other relevant materials for the proposed Business Combination will be mailed to shareholders of Blue World as of a record date established for voting on the proposed Business Combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, the Proxy Statement Amendment/Post-Effective Amendment and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Blue World Acquisition Corporation, 244 Fifth Avenue, Suite B-88, New York, NY 10001, Attention: Liang Shi, Chief Executive Officer.

Participants in the Solicitation

PubCo, TOYO Solar, Blue World and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Blue World’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Blue World’s shareholders in connection with the proposed Business Combination are set forth in PubCo’s Registration Statement on Form F-4, including a proxy statement/prospectus.

Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of Blue World’s directors and officers in Blue World’s filings with the SEC and such information is also in the Registration Statement filed with the SEC by PubCo, which includes the proxy statement/prospectus for the proposed Business Combination.

Contact Information:

Liang (Simon) Shi

Chairman and Chief Executive Officer

Email: liang.shi@zeninpartners.com

Tel: (646) 998-9582

Investor Relations:

Jingwen Zhu

Associate

Email: jingwenzhu@zeninpartners.com

Tel: 86 13671834329

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